EXHIBIT 2

IMMEDIATE RELEASE

Contact:	Brian Yuen
Global-Tech, USA. Inc.
Tel.: 212-683-3320

Web Page:	http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH APPLIANCES ANNOUNCES A RE-DESIGNED WEBSITE

TO INTRODUCE A WIDE RANGE OF OLED DISPLAY MODULES

Hong Kong, May 12, 2004 — Global-Tech Appliances Inc. (NYSE: GAI) today announced that its wholly owned subsidiary, Lite Array, Inc. (“Lite Array”), has extensively re-designed its website, http://www.litearray.com, to introduce and feature a number of unique mono- and multi-color organic light emitting diode (OLED) display modules, which it believes are suitable for use in cellular phones, MP3 players, and other electronic devices.

John C.K. Sham, President and Chief Executive Officer, said: “As Lite Array begins to implement its marketing plan to introduce various OLED display modules, we expect the enhancement of its website to facilitate its sales efforts by enabling potential customers to review the latest products available. Additionally, the website is expected to provide potential customers with a better understanding of Lite Array and valuable insight into its cost-effective manufacturing capabilities in Dongguan, China.”

Mr. Sham continued, “The website is an important part of Lite Array’s overall marketing plan to evaluate and procure suitable business partners, as well as customers for its unique display modules. Initially, Lite Array will focus its efforts on marketing its OLED display modules in China and other countries in the Far East.”

Mr. Sham concluded, “Lite Array recently participated in the China International Optoelectronics Exhibition and Conference on April 27-29, 2004 in Shanghai, China in order to accelerate and augment its marketing efforts for OLED modules to potential customers in the Far East. Expressions of interest were received from a number of entities and Lite Array is currently working on converting these expressions of interest into product orders.”

Global-Tech is a holding company whose subsidiaries currently design, manufacture, and market a wide range of small household appliances in four primary product categories: kitchen appliances; garment care products; travel products and accessories; and floor care products. The products are marketed by customers under brand names such as Black & Decker®, DeLonghi®, Dirt Devil®, Eureka®, GE®, Hamilton Beach®, Kenwood®, Proctor-Silex®, Sanyo®, Sunbeam®, and West Bend®.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, the financial condition of the Company’s customers, product demand and market acceptance, the success of new product development, reliance on material customers and key strategic alliances, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the Securities

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and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update our forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

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